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                       SECURITIES AND EXCHANGE COMMISSIONS
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15a-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2002

                               SCOTTISH POWER PLC
                 (Translation of Registrant's Name Into English)

              CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                   (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F   X   Form 40-F
                   -----           ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes     No   X
             ---    -----

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                          FORM 6-K: TABLE OF CONTENTS

1. Press Release of Scottish Power plc, dated January 15, 2002: announcement of appointment of new non-executive director.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                /s/  Scottish Power plc
                                                -------------------------------
                                                (Registrant)

Date January 23, 2002                       By:  /s/ Alan McCulloch
     --------------------                        ------------------------------
                                                Alan McCulloch
                                                Assistant Company Secretary

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                SCOTTISHPOWER APPOINTS NEW NON-EXECUTIVE DIRECTOR

ScottishPower today announces the appointment of Philip J Carroll jnr, currently Chairman and Chief Executive Officer (CEO) of Fluor Corporation, as a non-executive director with immediate effect.

Mr Carroll will retire next month after four years at Fluor, a California-based international engineering, construction and services company. Previously he worked for Shell Oil for more than 35 years and was President and CEO from 1993 to 1998.

ScottishPower Chairman Charles Miller Smith said: "We are delighted to welcome Philip Carroll to our Board. He will greatly strengthen its US dimension through his long experience of the American and international energy and engineering sectors."

Information:
Gordon Laidlaw    Media Relations Manager                     0141 636 4552
Andrew Jamieson   Head of Investor Relations                  0141 636 4527

                                                              15 January 2002